Exhibit 99.1

FOR IMMEDIATE RELEASE

Rentech Nitrogen Partners, L.P. Announces Results for the Fourth Quarter and Full Year 2015

LOS ANGELES, CA (March 16, 2016) – Rentech Nitrogen Partners, L.P. (NYSE: RNF) today announced financial and operating results for the fourth quarter and year ended December 31, 2015.

Keith Forman, CEO of Rentech Nitrogen, said, “Rentech Nitrogen delivered solid results for the year, driven by strong operating rates, cost controls at Pasadena and lower input costs at East Dubuque. While the fourth quarter was affected by weather and the inability to ship all of our prepaid UAN commitments, we expect to largely make-up for the lost sales volumes in the first quarter of 2016.”

Mr. Forman continued, “We believe expectations for increased corn plantings this spring, along with the early start to ammonia application that we are seeing in parts of our trade zone, will drive strong nitrogen demand through the second quarter.”

“With the recent sale of the Pasadena Facility, we believe we can close the merger with CVR Partners on or about the end of this month,” added Mr. Forman.

Summary of Results

Revenues for the fourth quarter of 2015 were $77.4 million, compared to $80.6 million for the same period last year. Revenues in 2015 were $340.7 million, compared to $334.6 million in 2014. Gross profit for the fourth quarter of 2015 was $17.9 million, compared to $11.8 million for the same period last year. Gross profit in 2015 was $100.8 million, compared to $60.5 million in 2014. Adjusted EBITDA for the fourth quarter of 2015 was $18.6 million, compared to $13.4 million for the same period last year. Adjusted EBITDA in 2015 was $104.5 million, compared to $64.7 million in 2014. A further explanation of Adjusted EBITDA, a non-GAAP financial measure, as used here and throughout this press release appears below.

The Partnership recorded asset impairment charges for the Pasadena Facility of $26.3 million and $160.6 million in the fourth quarter and full year of 2015, respectively. The Partnership recorded an impairment to goodwill for the Pasadena Facility of $27.2 million in 2014. In the fourth quarter of 2014, the Partnership reached a $5.6 million settlement with Agrifos relating to the Pasadena Facility.

Net loss for the fourth quarter of 2015 was $(18.8) million, or a loss of $(0.48) per basic unit. Excluding the loss due to the Pasadena asset impairment, net income was $7.6 million, or $0.20 per basic unit, for the fourth quarter of 2015. This compares to net income of $7.8 million, or $0.20 per basic unit, for the fourth quarter of 2014. Excluding the Agrifos settlement, net income was $2.2 million, or $0.06 per basic unit, for the fourth quarter of 2014.

Net loss in 2015 was $(101.5) million, or a loss of $(2.62) per basic unit. Excluding the loss due to the Pasadena asset impairment, net income was $59.1 million, or $1.51 per basic unit, for 2015. This compares to a net loss of $(1.1) million, or a loss of $(0.03) per basic unit, for the prior year. Excluding the loss due to the Pasadena goodwill impairment and the Agrifos settlement, net income was $20.5 million, or $0.53 per basic unit, for 2014.

East Dubuque Facility

Revenues for the fourth quarter of 2015 were $45.7 million, compared to $47.9 million for the same period in the prior year. The decrease was primarily due to lower sales prices for all nitrogen products. Ammonia sales volumes were essentially flat in the fourth quarter of 2015 as compared to the prior year quarter, but were lower than expectations due to limited spot sales caused by an abbreviated fall application window resulting from a wet fall followed by cold temperatures and snow. Prepaid UAN deliveries in the fourth quarter of 2015 were lower than expectations in spite of higher sales volumes as compared to the prior year.

Average sales prices per ton for the fourth quarter of 2015 were 11% lower for ammonia and 11% lower for UAN, as compared with the same period last year. These two products comprised 85% of our East Dubuque Facility’s revenues for the fourth quarter of 2015 and 84% for the same period last year.

Gross profit was $17.1 million for the fourth quarter of 2015, compared to $14.0 million for the same period in the prior year. Gross profit margin was 37% for the fourth quarter of 2015, compared to 29% for the same period in the prior year. The increases in gross profit and gross margin were primarily due to higher sales volumes for UAN and lower natural gas costs, partially offset by lower sales prices for nitrogen products. Gross profit margin, without natural gas derivatives, was 40% for the fourth quarter of 2015, compared to 36% for the same period in the prior year.

Adjusted EBITDA for the fourth quarter of 2015 was $20.5 million, compared to $17.0 million in the corresponding period in 2014.

Net income was $15.8 million for the fourth quarter of 2015, compared to $12.9 million for the same period last year.

Pasadena Facility

Revenues for the fourth quarter of 2015 were $31.7 million, compared to $32.6 million for the same period last year. The decrease was primarily due to reduced demand for sulfuric acid and lower priced ammonium sulfate and ammonium thiosulfate products partially offset by additional sales volumes for each.

Average sales prices per ton decreased by 11% for ammonium sulfate and were flat for sulfuric acid for the fourth quarter of 2015, as compared with the same period last year. These two products comprised 89% of our Pasadena Facility’s revenues for the fourth quarter of 2015 and 92% for the same period in the prior year.

Gross profit was $0.8 million for the fourth quarter of 2015, compared to a gross loss of $(2.2) million for the same period last year. Gross profit margin for the fourth quarter of 2015 was 3%, compared to gross loss margin of (7%) for the same period last year. The improvement in gross profit and gross profit margin was largely due to cost savings resulting from the restructuring implemented in late 2014, and increased sales volumes of ammonium sulfate and ammonium thiosulfate.

Adjusted EBITDA for the fourth quarter of 2015 was $0.3 million, compared to an Adjusted EBITDA loss of $(1.1) million in the corresponding period in 2014.

The Pasadena Facility incurred an asset impairment charge of $26.3 million in the fourth quarter of 2015.

Net loss was $(26.7) million for the fourth quarter of 2015 or $(0.4) million excluding the loss due to the asset impairment. Net loss was $(3.4) million for the fourth quarter of 2014.

Fourth Quarter 2015 Cash Available for Distribution

Cash distribution for the fourth quarter of 2015 was $0.10 per common unit or $3.9 million in the aggregate. The cash distribution was paid on February 29, 2016, to unitholders of record as of the close of business on February 25, 2016. This distribution brings cumulative cash distributions for the twelve months ended December 31, 2015 to $1.71 per unit. The calculation of cash available for distribution appears below in this press release.

Conference Call with Management

Rentech Nitrogen will hold a conference call today, March 16, 2016 at 7:00 a.m. PDT, during which senior management will review the Partnership’s financial results for this period and provide an update on the business. Callers may listen to the live presentation, which will be followed by a question and answer segment, by dialing 800-774-6070 or 630-691-2753 and entering the pass code 9941850#. An audio webcast of the call will be available at www.rentechnitrogen.com within the Investor Relations portion of the site under the Presentations section. A replay will be available by audio webcast and teleconference from 9:30 a.m. PDT on March 16 through 11:59 p.m. PDT on March 23. The replay teleconference will be available by dialing 888-843-7419 or 630-652-3042 and entering the audience passcode 9941850#.

Rentech Nitrogen Partners, L.P.

Consolidated Statements of Operations

(Amounts in Thousands, Except per Unit Data)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
	(unaudited)
Revenues	$77,381	$80,560	$340,731	$334,612
Cost of sales	59,490	68,754	239,969	274,135
Gross profit	17,891	11,806	100,762	60,477
Operating expenses
Selling, general and administrative expense	4,573	4,410	19,794	18,011
Depreciation and amortization	87	417	1,035	1,509
Pasadena asset impairment	26,340	—	160,622	—
Pasadena goodwill impairment	—	—	—	27,202
Other (income) expense	(4)	16	410	542
Total operating expenses	30,996	4,843	181,861	47,264
Operating income (loss)	(13,105)	6,963	(81,099)	13,213
Other income (expense), net
Interest expense	(5,557)	(4,620)	(21,701)	(19,057)
Agrifos settlement	—	5,632	—	5,632
Loss on debt extinguishment	—	—	—	(635)
Other income (expense), net	(53)	(197)	1,341	(197)
Total other income (expenses), net	(5,610)	815	(20,360)	(14,257)
Income (loss) before income taxes	(18,715)	7,778	(101,459)	(1,044)
Income tax (benefit) expense	39	(64)	67	18
Net income (loss)	$(18,754)	$7,842	$(101,526)	$(1,062)
Net income (loss) per common unit allocated to common unitholders - Basic	$(0.48)	$0.20	$(2.62)	$(0.03)
Net income (loss) per common unit allocated to common unitholders - Diluted	$(0.48)	$0.20	$(2.62)	$(0.03)
Weighted-average units used to compute net income (loss) per common unit:
Basic	38,940	38,899	38,924	38,898
Diluted	38,940	38,912	38,924	38,898

	For the Three Months		For the Years
	Ended December 31,		Ended December 31,
	2015	2014	2015	2014
	(unaudited)
Production Tons (in thousands)
East Dubuque Facility:
Ammonia	87	86	340	324
Ammonia Available for Sale (included in line above)	48	53	187	178
UAN	70	56	279	269
Other Products (excludes CO2 )	73	64	290	281
Pasadena Facility:
Ammonium Sulfate	132	111	526	522
Sulfuric Acid	143	147	530	447
Ammonium Thiosulfate	20	18	71	63
Delivered Tons (in thousands)
East Dubuque Facility:
Ammonia	44	47	186	153
UAN	70	53	276	267
Other Products (excludes CO2 )	18	17	72	66
Pasadena Facility:
Ammonium Sulfate	118	114	473	572
Sulfuric Acid	36	51	150	112
Ammonium Thiosulfate	27	11	76	67
Average Sales Price per Ton
East Dubuque Facility:
Ammonia	$499	$558	$538	$549
UAN	$238	$267	$255	$280
Pasadena Facility:
Ammonium Sulfate	$202	$228	$236	$203
Sulfuric Acid	$79	$79	$84	$86
Ammonium Thiosulfate	$150	$178	$168	$153
Inputs
East Dubuque Facility:
Natural Gas
Natural Gas Used in Production (Thousand MMBtus)	3,032	2,976	12,301	11,487
Average Natural Gas Cost per MMBtu, Including Transportation Cost, Used in Production	$3.09	$4.85	$3.53	$4.98
Natural Gas in Cost of Sales (Thousand MMBtus)	3,017	2,914	12,348	11,335
Average Natural Gas Cost per MMBtu, Including Transportation Cost & Excluding Derivative (Gains) Losses	$3.10	$4.88	$3.74	$5.00
Unrealized Loss (Gain) on Derivatives	$0.41	$1.08	$(0.20)	$0.35
Average Natural Gas Cost per MMBtu, Including Transportation Cost & Including Derivative (Gains) Losses	$3.51	$5.96	$3.54	$5.35
Inputs
Pasadena Facility:
Ammonia
Ammonia Used in Production (Thousand Tons)	36	31	145	142
Ammonia in Cost of Sales (Thousand Tons)	34	31	132	155
Sulfur
Sulfur Used in Production (Thousand Tons)	52	53	193	163
Sulfur in Cost of Sales (Thousand Tons)	48	48	182	194
On-Stream Rates[1]:
East Dubuque Facility:
Ammonia	100.0%	93.5%	98.4%	95.6%
UAN	94.6%	93.5%	97.0%	95.3%
Pasadena Facility:
Ammonium Sulfate	84.8%	82.1%	87.0%	82.7%
Sulfuric Acid	98.9%	91.4%	94.4%	87.0%

[1] The on-stream factors for the ammonia, UAN, ammonium sulfate and sulfuric acid plants equal the total days the applicable plant operated in any given period, divided by the total days in the period.

Statements of Operations by Business Segment

(Stated in Thousands)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
	(unaudited)
Revenues
East Dubuque	$45,728	$47,924	$201,344	$196,379
Pasadena	31,653	32,636	139,387	138,233
Total revenues	$77,381	$80,560	$340,731	$334,612
Gross profit (loss)
East Dubuque	$17,087	$13,969	$96,106	$74,785
Pasadena	804	(2,163)	4,656	(14,308)
Total gross profit	$17,891	$11,806	$100,762	$60,477
Selling, general and administrative expenses
East Dubuque	$1,196	$988	$4,630	$4,165
Pasadena	1,164	931	3,937	5,078
Total segment selling, general and administrative expenses	$2,360	$1,919	$8,567	$9,243
Depreciation and amortization
East Dubuque	$76	$72	$280	$194
Pasadena	11	345	755	1,315
Total segment depreciation and amortization recorded in operating expenses	$87	$417	$1,035	$1,509
Net income (loss)
East Dubuque	$15,797	$12,877	$90,770	$69,803
Pasadena	(26,728)	(3,380)	(159,278)	(47,925)
Total segment net income (loss)	$(10,931)	$9,497	$(68,508)	$21,878
Reconciliation of segment net income (loss) to consolidated net income (loss):
Segment net income (loss)	$(10,931)	$9,497	$(68,508)	$21,878
Partnership and unallocated expenses recorded as selling, general and administrative expenses	(2,213)	(2,491)	(11,227)	(8,768)
Partnership and unallocated expenses recorded as other expense	(70)	5,435	(159)	4,800
Unallocated interest expense	(5,540)	(4,599)	(21,632)	(18,972)
Consolidated net income (loss)	$(18,754)	$7,842	$(101,526)	$(1,062)

Rentech Nitrogen Partners, L.P.

Selected Balance Sheet Data

(Stated in Thousands)

	As of December 31,
	2015	2014
	(in thousands)
Cash	$15,823	$28,028
Working capital	12,038	14,499
Construction in progress	23,712	47,758
Total assets	241,370	406,001
Debt	347,575	326,685
Total partners' capital (deficit)	(166,266)	8,891

Disclosure Regarding Non-GAAP Financial Measures

Adjusted EBITDA is defined as net income (loss) plus net interest expense and other financing costs, income tax (benefit) expense, depreciation and amortization, impairment charges and unusual items. As used in the following tables, we calculate cash available for distribution as Adjusted EBITDA plus non-cash compensation expense and distribution of cash reserves, less the sum of maintenance capital expenditures not funded by financing proceeds, net interest expense and other debt service and cash reserved for working capital purposes. Adjusted EBITDA and cash available for distribution are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure, historical cost basis, non-cash charge and unusual items; and
•

our operating performance and return on invested capital compared to those of other publicly traded limited Partnerships and other public companies, without regard to financing methods and capital structure.

Net income (loss) excluding impairments and the Agrifos settlement are included to provide management and investors with net income results for Rentech Nitrogen and Pasadena that are more easily comparable to prior year periods.

Non-GAAP financial measures should not be considered alternatives to any measure of financial performance or liquidity presented in accordance with GAAP. Non-GAAP financial measures may have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. In addition, Adjusted EBITDA and cash available for distribution presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

The table below reconciles Adjusted EBITDA to net income (loss) for the fourth quarter of 2015. It also reconciles cash available for distribution to Adjusted EBITDA for the fourth quarter of 2015.

	For the Three Months Ended December 31, 2015
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(unaudited, in thousands, except per unit data)
Net income (loss)	$15,797	$(26,728)	$(7,823)	$(18,754)
Add:
Net interest expense	17	—	5,540	5,557
Pasadena asset impairment	—	26,340	—	26,340
Income tax benefit	22	17	—	39
Depreciation and amortization	4,728	644	—	5,372
Other	(16)	—	69	53
Adjusted EBITDA	$20,548	$273	$(2,214)	$18,607
Plus: Non-cash compensation expense	—	—	193	193
Less: Maintenance capital expenditures	(4,308)	(1,630)	—	(5,938)
Less: Net interest expense	(17)	—	(5,540)	(5,557)
Less: Cash reserved for working capital purposes	—	—	(3,407)	(3,407)
Cash available for distribution	$16,223	$(1,357)	$(10,968)	$3,898
Cash available for distribution, per unit	$0.42	$(0.03)	$(0.28)	$0.10
Common units outstanding	38,985	38,985	38,985	38,985

The table below reconciles Adjusted EBITDA to net income (loss) for 2015. It also reconciles cash available for distribution to Adjusted EBITDA for 2015.

	For the Year Ended December 31, 2015
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands, except per unit data)
Net income (loss)	$90,770	$(159,278)	$(33,018)	$(101,526)
Add:
Net interest expense	69	—	21,632	21,701
Pasadena asset impairment	—	160,622	—	160,622
Income tax benefit	22	45	—	67
Depreciation and amortization	18,277	6,657	—	24,934
Other[1]	(74)	(1,425)	158	(1,341)
Adjusted EBITDA	$109,064	$6,621	$(11,228)	$104,457
Plus: Non-cash compensation expense	—	—	1,075	1,075
Less: Maintenance capital expenditures	(10,713)	(3,878)	—	(14,591)
Less: Net interest expense	(69)	—	(21,632)	(21,701)
Less: Cash reserved for working capital purposes	—	—	(4,112)	(4,112)
Plus: Distributions of cash reserves	—	—	1,434	1,434
Cash available for distribution	$98,282	$2,743	$(34,463)	$66,562
Cash available for distribution, per unit	$2.52	$0.07	$(0.89)	$1.71
Common units outstanding	38,925	38,925	38,925	38,925

1Includes a one-time easement payment of $1.4 million received by the Pasadena Facility.

The table below reconciles Adjusted EBITDA to net income (loss) for the fourth quarter of 2014.

	For the Three Months Ended December 31, 2014
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(unaudited, in thousands)
Net income (loss)	$12,877	$(3,380)	$(1,655)	$7,842
Add:
Net interest expense	21	—	4,599	4,620
Income tax expense	—	(64)	—	(64)
Depreciation and amortization	4,135	2,319	—	6,454
Other	—	5	(5,435)	(5,430)
Adjusted EBITDA	$17,033	$(1,120)	$(2,491)	$13,422

The table below reconciles Adjusted EBITDA to net income (loss) for 2014.

	For the Year Ended December 31, 2014
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands)
Net income (loss)	$69,803	$(47,925)	$(22,940)	$(1,062)
Add:
Net interest expense	85	—	18,972	19,057
Pasadena goodwill impairment	—	27,202	—	27,202
Income tax expense	1	17	—	18
Depreciation and amortization	15,912	8,345	—	24,257
Other	—	5	(4,800)	(4,795)
Adjusted EBITDA	$85,801	$(12,356)	$(8,768)	$64,677

The table below reconciles net income excluding impairments and the Agrifos settlement to net income (loss) for the fourth quarters of 2015 and 2014.

	For the Three Months Ended December 31,
(Stated in Thousands, Except per Unit Data)	2015	2014
	(unaudited)	(unaudited)
Net income (loss) attributable to common unit holders	$(18,754)	$7,842
Pasadena asset impairment	26,340	—
Agrifos settlement	—	(5,632)
Net income attributable to common unit holders excluding the Pasadena asset impairment and Agrifos settlement	$7,586	$2,210
Net income (loss) per unit attributable to common unit holders	$(0.48)	$0.20
Per unit Pasadena asset impairment	0.68	—
Per unit Agrifos settlement	—	(0.14)
Net income per unit attributable to common unit holders excluding the Pasadena asset impairment	$0.20	$0.06
Weighted-Average Common Units Outstanding	38,940	38,899

The table below reconciles net income excluding impairments and the Agrifos settlement to net loss for 2015 and 2014.

	For the Years Ended December 31,
(Stated in Thousands, Except per Unit Data)	2015	2014
	(unaudited)
Net loss attributable to common unit holders	$(101,526)	$(1,062)
Pasadena asset impairment	160,622	—
Pasadena goodwill impairment	—	27,202
Agrifos settlement	—	(5,632)
Net income attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$59,096	$20,508
Net loss per unit attributable to common unit holders	$(2.62)	$(0.03)
Per unit Pasadena asset impairment	4.13	—
Per unit Pasadena goodwill impairment	—	0.70
Per unit Agrifos settlement	—	(0.14)
Net income per unit attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$1.51	$0.53
Weighted-Average Common Units Outstanding	38,924	38,898

The table below reconciles net loss attributable to the Pasadena Facility excluding impairments to net loss attributable to the Pasadena Facility for the fourth quarter of 2015.

For the Three Months Ended December 31,
(Stated in thousands)	2015
(unaudited)
Net loss for Pasadena	$(26,728)
Pasadena asset impairment	26,340
Net loss attributable to Pasadena excluding the Pasadena asset impairment	$(388)

About Rentech Nitrogen, L.P.

Rentech Nitrogen (www.rentechnitrogen.com) was formed by Rentech, Inc. to own, operate and expand its nitrogen fertilizer business. Rentech Nitrogen’s East Dubuque facility is located in the northwestern corner of Illinois, and uses natural gas as a feedstock to produce primarily anhydrous ammonia and UAN solution for sale to customers in the Mid Corn Belt.

Forward-Looking Statements

This press release contains forward-looking statements about matters such as: our expectations for the first quarter of 2016 and nitrogen demand for the spring application period; and our ability to consummate the proposed transaction with CVR Partners. These statements are based on management’s current expectations. Actual results may differ materially as a result of various risks and uncertainties. Other factors that could cause actual results to differ from those reflected in the forward-looking statements are set forth in Rentech Nitrogen’s prior press releases and periodic public filings with the Securities and Exchange Commission, which are available on Rentech Nitrogen’s website at www.rentechnitrogen.com. The forward-looking statements in this press release are made as of the date of this press release. Rentech Nitrogen does not undertake to revise or update these forward-looking statements, except to the extent that it is required to do so under applicable law.

Qualified Notice to Nominees and Brokers

This release is intended to serve as a qualified notice to nominees and brokers as provided for under Treasury Regulation Section 1.1446-4(b). Please note that 100 percent of Rentech Nitrogen’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, Rentech Nitrogen’s distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate.

Source: Rentech Nitrogen Partners, L.P.

Rentech Nitrogen Partners, L.P.

Julie Dawoodjee Cafarella

Vice president of Investor Relations and Communications

310-571-9800

ir@rnp.net